FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes the approval of the legal business agreed upon on the Share Purchase Agreement, entered into on June 7, 2009 at the next Company’s Extraordinary General Meeting, in compliance with items I, V and XIII, Article 9 of the Company’s Bylaws, substantially consisting of the following (“Operation”):

a) the acquisition by Mandala Empreendimentos e Participações S.A. (“Mandala”), the Company’s subsidiary, of 86,962,965 non-par, registered, common shares, representing 70.2421% of the total and voting capital stock of Globex Utilidades S.A. (“Globex”), held by Globex’s controlling shareholders, for R$9.4813 per share, in the total amount of R$824,521,960.00, of which R$373,436,536.00 paid in cash and R$451,085,424.00 paid by installment in the 4th anniversary of the effective date of share acquisition referred to in this item and subsequent transfer to Mandala, adjusted according to the CDI variation, in the period between the 60th day after the execution date of the Share Purchase Agreement referred to hereinabove and the date of its effective payment, pro rata temporis;

b) alternatively, Globex’s controlling shareholders have the option to subscribe non-voting, non-par and non-negotiable Class B preferred shares, (the “Class B Preferred Shares”) to be issued in view of the capital increase to be resolved at the CBD’s Extraordinary General Meeting to be held on July 6, 2009. If the Operation is approved at this same CBD’s Extraordinary General Meeting, these shares will be paid with credit corresponding to the installment portion of the purchase price, as detailed in item (a) above;

b.1) considering that Globex’s controlling shareholders elected to subscribe the Class B preferred shares, according to the Subscription Agreement executed thereby on the same execution date of the aforementioned Share Purchase Agreement, Globex’s controlling shareholders were granted an additional credit of 10% of the installment portion of the purchase price, which shall be exclusively used to pay the Class B preferred shares;

c) Mandala will launch a tender offer for the acquisition of shares issued by Globex held by other shareholders rather than the controlling shareholders, in compliance with the Article 254-A of Law 6,404/76, and CVM Rule 361/02 for R$7.59 per share, corresponding to 80% of the price to be paid to controlling shareholders, R$3.44 per share paid in cash and R$4.15 per share by installment in the 4th anniversary of the effective date of acquisition of shares representing Globex’s control and subsequent transfer to Mandala, adjusted according to the CDI variation, in the period between the 60th day after the execution date of the Share Purchase Agreement referred to hereinabove and the date of its effective payment, pro rata temporis;

d) alternatively and before launching the tender offer referred to in the previous item, other shareholders rather than Globex’s controlling shareholders will have the option offered to controlling shareholders as outlined in item (b) above, so as to allow Globex’s non-controlling shareholders to subscribe Class B preferred shares, and pay for them with the credit deriving from the installment portion of the purchase price of R$4.15 per share, event in which Globex’s non-controlling shareholders will be granted an additional credit corresponding to 10% of the installment portion of the purchase price, which shall be exclusively used to pay for the Class B preferred shares. In this case, the amount corresponding to the cash portion of the purchase price of R$3.44 per share will be paid within 10 business days as of the date when Globex’s shareholder undertakes irrevocably and irreversibly to subscribe the Class B preferred shares;

e) upon conversion of the Class B preferred shares into Class A preferred shares, in accordance with the terms and conditions provided for in the Share Purchase Agreement referred to hereinabove, specifically by shares being converted into Class A preferred shares at that moment, the Company, by means of its subsidiary Mandala, will pay Globex’s shareholders who elected to subscribe the Class B preferred shares, whether or not controlling shareholders, the amount corresponding to the positive difference between the amount of R$40.00 per share, duly adjusted according to the CDI variation, as of the execution date of the aforementioned Share Purchase Agreement of June 7, 2009, and until the date of each conversion and the market value of Class A preferred shares at that time, calculated according to the weighted average price by volume within fifteen (15) trading sessions of BOVESPA immediately before each date of conversion;

f) upon the first conversion of Class B preferred shares into Class A preferred shares to be made within five (5) days as of the ratification of the capital increase to be resolved as indicated in item (b) above, the Company, by means of its subsidiary, will pay each shareholder of Globex, whether or not controlling shareholder, subscribing the Class B preferred shares, the amount of R$3.6927 per Class B preferred share held thereby, being converted into Class A preferred share at that moment, adjusted by the CDI variation as of the execution date of the aforementioned Share Purchase Agreement of June 7, 2009, and until the date of its effective payment.

Final Remarks:

This Proposal will be submitted to the Board of Directors for examination and opinion and subsequently to the shareholders at the General Meeting to be specially called for this purpose.

The Management attending the Meeting is qualified to provide all the information the Shareholders may deem as convenient and necessary to take their definitive decisions. This is our proposal, for which we hope to earn approval.

São Paulo, June 18, 2009

THE MANAGEMENT

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.